SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

November 24, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

[Reference translation – in case of any discrepancy, the original Japanese version shall prevail.]

November 24, 2020

Press Release

Company Name: LINE Corporation

Representative: Takeshi Idezawa,

President and Representative Director

(Code number: 3938 First Section, Tokyo Stock Exchange)

Inquiries: Investor Relations

TEL: 03-4316-2050

Announcement Regarding the Early Redemption of Zero Coupon Convertible Bonds due 2023 and Zero Coupon Convertible Bonds due 2025, Issued via Both an Overseas Offering and a Third-Party Allotment

LINE Corporation (the “Company”) hereby announces the early redemption of the Zero Coupon Convertible Bonds due 2023 and the Zero Coupon Convertible Bonds due 2025, each issued by the Company via both an overseas offering and a third-party allotment (the “Convertible Bonds”).

1.	Reason for Early Redemption

Events have occurred that cause certain provisions regarding the “redemption on delisting of the shares” in the terms and conditions of each of the Convertible Bonds to be applicable. For details regarding the funds to be used for the redemption of the Convertible Bonds, please refer to the press release entitled “Notice on Conclusion of a Syndicated Loan Agreement,” published on September 28, 2020.

2.	Method of Early Redemption

Redemption in full.

3.	Series of Bonds Subject to Early Redemption

•	The Zero Coupon Convertible Bonds due 2023 issued through an overseas offering and a third-party allotment

•	The Zero Coupon Convertible Bonds due 2025 issued through an overseas offering and a third-party allotment

4.	Scheduled Early Redemption Date

December 14, 2020

5.	Early Redemption Price

•	JPY 10,138,280 per JPY 10,000,000 principal amount (Zero Coupon Convertible Bonds due 2023)

•	JPY 10,170,188 per JPY 10,000,000 principal amount (Zero Coupon Convertible Bonds due 2025)

(Reference)

•	Overview of the Zero Coupon Convertible Bonds due 2023 issued through an overseas offering and a third-party allotment

1. Issue date	September 20, 2018
2. Total issued amount	JPY 73.16 billion (JPY 36.58 billion each)
3. Balance of outstanding principal	JPY 73.16 billion (JPY 36.58 billion each)
4. Original maturity date	September 20, 2023
5. Interest rate	No interest
6. Conversion price *1	JPY 5,830.1 per share
7. Party receiving an allotment *2	NAVER Corporation

•	Overview of Zero Coupon Convertible Bonds due 2025 issued through an overseas offering and a third-party allotment

1. Issue date	September 20, 2018
2. Total issued amount	JPY 73.16 billion (JPY 36.58 billion each)
3. Balance of outstanding principal	JPY 73.16 billion (JPY 36.58 billion each)
4. Original maturity date	September 19, 2025
5. Interest rate	No interest
6. Conversion price *1	JPY 5,602.5 per share
7. Party receiving an allotment *2	NAVER Corporation

*1

As stated in the “Announcement on Adjustment of Conversion Price for Zero Coupon Convertible Bonds due 2023 and Zero Coupon Convertible Bonds due 2025” dated September 24, 2020, the conversion prices have been adjusted.

*2	For the third-party allotment only

End